05038557

SEC [COMMI]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARREDEN GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA 14 WEST 49TH ST
(No. and Street)

NEW YORK (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA DOHERTY 212-332-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I. WEISS CPA PLLC
(Name – *if individual, state last, first, middle name*)

469 SEVENTH AVE NEW YORK NY 10018
(Address) (City) (State) (Zip Code)

SEC RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION PROCESSING

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK C. ERMEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARREDEN GROUP INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Marian L. Karwatt

Notary Public

MARIAN L. KARWATT
Comm# DD0246192
Expires 10/29/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. - EXEMPT
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. - EXEMPT
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. - EXEMPT
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

David I. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2005
New York, New York

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 1,863,303
Accounts Receivable (Note 2)	125,627
Interest Receivable	328
Warrants Owned, at Market Value (Note 2)	1,650
Property and Equipment, Net of Accumulated Depreciation of $99,663 (Notes 2 and 3)	8,713
Prepaid Expenses	18,787
Security Deposit	15,718
TOTAL ASSETS	$ 2,034,126

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 17,424
Income Taxes Payable	45,922
Taxes Payable other than Income Taxes	396
Deferred Income Tax (Note 2)	15,589
TOTAL LIABILITIES	79,331
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings	1,523,434
TOTAL STOCKHOLDERS' EQUITY	1,954,795
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,034,126

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Fee Income	$ 4,465,922	
Reimbursed Overhead Expenses	1,237,684	
TOTAL REVENUES		$ 5,703,606
COST OF REVENUES		
Consulting and Referral Fees	1,418,515	
TOTAL COST OF REVENUES		1,418,515
GROSS PROFIT		4,285,091
EXPENSES		
Management Fees	719,000	
Salaries and Wages	957,924	
Payroll Taxes	52,676	
Promotion and Marketing	40,214	
Travel	62,592	
Professional Fees	25,601	
Depreciation Expense	4,844	
Insurance, Including Group Hospitalization	139,662	
Office Expense	31,766	
Rent and Utilities	262,130	
Messenger and Delivery	3,630	
Telephone	73,448	
Dues and Subscriptions	8,911	
Automotive Expense	22,223	
Conference Expense	4,880	
Registration and Regulatory Costs	4,330	
Other Expenses	754	
TOTAL EXPENSES		2,414,585
NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		1,870,506
OTHER INCOME (EXPENSE)		
Interest Income	4,218	
Loss on NASD Investment	(825)	
TOTAL OTHER INCOME (EXPENSE)		3,393
NET INCOME BEFORE PROVISION FOR INCOME TAXES		1,873,899
PROVISION FOR INCOME TAXES (NOTE 2)		167,998
NET INCOME		$ 1,705,901

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2004	$ 25,000	$ 406,361	$ (182,467)	$ 248,894
Net Income	-	-	1,705,901	1,705,901
Balances - December 31, 2004	$ 25,000	$ 406,361	$ 1,523,434	$ 1,954,795

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 1,705,901
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities		
Depreciation Expense	$ 4,844	
Loss on NASD Investment	825	
Changes in Assets and Liabilities:		
Accounts Receivable	36,484	
Interest Receivable	92	
Deferred Income Tax	14,194	
Prepaid Expenses	2,062	
Deferred Reimbursed Expenses	(68,825)	
Accrued Expenses	(24,423)	
Taxes Payable Other Than Income Taxes	(8,482)	
Income Taxes Payable	45,922	
Total Adjustments		2,693
Net Cash Provided By Operating Activities		1,708,594
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment	(1,023)	
Net Cash Applied to Investing Activities		(1,023)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided by Financing Activities		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,707,571
CASH AND CASH EQUIVALENTS - at January 1, 2004		155,732
CASH AND CASH EQUIVALENTS - at December 31, 2004		$ 1,863,303

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year Ended December 31, 2004 for:	
Income Taxes	$ 94,725

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company also represents corporate clients in a broad range of transactions, including exclusive sale, merger and acquisition, structured finance and specialty advisory assignments.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and management's analysis of possible bad debts.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Warrants Owned: Warrants are valued at quoted market prices with any resulting unrealized gains and losses reflected in the statement of income.

Provision for Income Taxes: For income tax purposes, the stockholders have elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

State and local income taxes are provided based on statutory rates.

In accordance with the Financial Accounting Standards Board Statement No. 109, the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The components of the provision for corporate income taxes for the year ended December 31, 2004 consisted of the following:

	Federal	State	City	Total
Provision for Current Income Taxes	$ -	$ 650	$ 153,154	$ 153,804
Provision for Deferred Income Taxes	-	-	14,194	14,194
Total Provision for Income Taxes	$ -	$ 650	$ 167,348	$ 167,998

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to makes estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Office Equipment and Furniture and Fixtures	$108,376
Less: Accumulated Depreciation	99,663
Total	$ 8,713

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,289. At December 31, 2004 the Company had net capital of $1,783,972 which exceeded its requirement of $5,289 by $1,778,683.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases space under an agreement expiring August 31, 2007 and reflects these payments as rental expense in the periods to which they relate. The aggregate minimum noncanceled commitment for the leased premises over the remaining term is approximately as follows:

Year	Amount
2005	$ 231,434
2006	231,434
2007	154,289

SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

STOCKHOLDERS' EQUITY		$ 1,954,795
DEDUCTIONS AND/OR (CHARGES)		
NONALLOWABLE ASSETS/LIABILITIES		
Accounts Receivable	$ 125,627	
Interest Receivable	328	
Property and Equipment, Net	8,713	
Security Deposit	15,718	
Prepaid Expenses	18,787	
Warrants Owned at Market Value	1,650	
TOTAL DEDUCTIONS AND/OR (CHARGES)		170,823
NET CAPITAL, AS DEFINED		1,783,972
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Aggregate Indebtedness, or $5,000		5,289
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 1,778,683

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $100.

See Notes to Financial Statements

David I. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2004 and this report does not effect our report thereon dated February 14, 2005. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Company, the SEC, New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2005
New York, New York